UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No.   ) *

WorldGate Communications, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

98156L-30-7

(CUSIP Number)

WGI Investor LLC
349-L Copperfield Blvd. #392
Concord, NC 28025
(704) 260-3304

with a copy to:

Craig S. Mordock, Esq.
Bingham McCutchen LLP
600 Anton Blvd., 18th Floor
Costa Mesa, CA 92626
(714) 830-0600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98156L-30-7

1	NAME OF REPORTING PERSONS. WGI Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 202,462,155*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 202,462,155*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,462,155*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63%*
14	TYPE OF REPORTING PERSON (See instructions) OO

* See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 98156L-30-7

1	NAME OF REPORTING PERSONS. Manna Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 202,462,155*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 202,462,155*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,462,155*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63%*
14	TYPE OF REPORTING PERSON (See instructions) OO

* See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 98156L-30-7

1	NAME OF REPORTING PERSONS. Praescient, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 202,462,155*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 202,462,155*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,462,155*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63%*
14	TYPE OF REPORTING PERSON (See instructions) OO

* See Item 5 hereof.

SCHEDULE 13D
CUSIP No. 98156L-30-7

1	NAME OF REPORTING PERSONS. Robert Stevanovski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 202,462,155*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 202,462,155*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,462,155*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63%*
14	TYPE OF REPORTING PERSON (See instructions) IN

* See Item 5 hereof.

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.01 par value (the “Common Stock”) of WorldGate Communications, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 3190 Tremont Avenue, Trevose, PA 19053.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f):  This Schedule 13D is being filed jointly by (i) WGI Investor LLC, a Delaware limited liability company (“WGI”), (ii) Manna Holdings, LLC, a Delaware limited liability company (“Manna Holdings”), (iii) Praescient, LLC, a North Carolina limited liability company (“Praescient”), and (iv) Robert Stevanovski, an individual (collectively, the “Reporting Persons”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

WGI is a Delaware limited liability company that was formed for the specific purpose of acquiring and holding the Securities described in this Schedule 13D.  The principal place of business and principal office of WGI is 349-L Copperfield Blvd., #392, Concord, NC 28025.

Manna Holdings is a Delaware limited liability company and is the holder of a substantial majority of the membership interests of WGI.  Manna Holdings is a private investment fund engaged in the making, holding and disposing of investments in various industries, principally in the United States. The principal place of business and principal office of Manna Holdings is 349-L Copperfield Blvd., #402, Concord, NC 28025.

Praescient is a North Carolina limited liability company and serves as the manager of WGI and as the managing member of Manna Holdings.  The principal business of Praescient is making, holding and disposing of investments in various industries and acting as manager or managing member of related entities.  The principal place of business and principal office of Praescient is P.O. Box 1086, Cornelius, NC 28031.

Robert Stevanovski is the manager of Praescient and is a U.S. citizen.  Mr. Stevanovski is the Chairman and a co-founder of ACN, Inc. (“ACN”), a direct seller of telecommunications services, and his principal business address is 1000 Progress Place, Concord, NC 28025.

(d)-(e):  During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on April 6, 2009, pursuant to a Securities Purchase Agreement dated December 12, 2008 (the “Purchase Agreement”), WGI purchased from the Company an aggregate of 202,462,155 shares of Common Stock (the “Shares”) and a warrant to purchase up to an aggregate of 140,009,750 shares of Common Stock (the “Anti-Dilution Warrant” and, together with the Shares, the “Securities”) in exchange for (i) cash consideration of $1.45 million, (ii) the cancellation of debentures issued by the Company and held by WGI under which approximately $5.1 million in principal and accrued interest was outstanding as of December 31, 2008, and (iii) the cancellation of certain outstanding warrants issued by the Company and held by WGI. The cash consideration was derived from the working capital of WGI, which was derived from capital contributions by the members of Manna Holdings.

ITEM 4.	Purpose of Transaction.

WGI consummated the transactions contemplated by the Purchase Agreement (as described in Item 6) in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company.  Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  Such actions may include, without limitation, and the Reporting Persons reserve the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on their ability to do so, one or more of the following:

(i)  purchasing additional shares of Common Stock or other securities of the Company on the open market, in privately negotiated transactions, or otherwise (including upon any exercise of the Anti-Dilution Warrant described below);

(ii)  selling some or all of the Reporting Persons’ shares of Common Stock or other Company securities on the open market, in privately negotiated transactions, or otherwise;

(iii)  compositional changes to the board of directors of the Company as described herein and otherwise;

(iv)  material changes in the Company’s business or corporate structure;

(v)  material changes in the present capitalization or dividend policy of the Company;

(vi)  changes to the Company’s certificate of incorporation, bylaws and other organizational documents;

(vii)  changes in the Company’s corporate governance policies and practices and with respect to its business plan and operating strategies;

(viii)  extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Company;

(ix)  causing any of the other Reporting Persons to distribute in kind to their respective members, as the case may be, shares of Common Stock or other securities owned by such Reporting Person; and

(x)  taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

WGI also intends to have active participation in the management of the Company through representation on the Company’s board of directors.  Following the consummation of the transactions contemplated by the Purchase Agreement, Mr. Robert Stevanovski was appointed as Chairman of the board of directors of the Company, and each of Messrs. Anthony Cassara, David Stevanovski and Gregory Provenzano was appointed as a director.  Pursuant a Registration Rights and Governance Agreement entered into on April 6, 2009 in connection with the Purchase Agreement (the “Rights Agreement”), WGI has the right to nominate a total of four of the seven members of the Company’s board of directors.  This nomination right will be reduced by one director for each reduction in WGI’s beneficial ownership of Common Stock (including any warrants or other purchase rights) below thresholds of 50%, 43%, 29% and 14% of the Company’s voting stock.  To the extent that such nomination right decreases, the corresponding number of WGI nominees will offer to tender their resignation for acceptance by the board of directors.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), none of the Reporting Persons has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.	Interests in Securities of the Issuer.

The information contained in Item 3 and Item 4 and Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each the Reporting Persons are incorporated herein by reference.  The percentages used herein are calculated based upon the 321,368,500 shares of Common Stock represented by the Company to be outstanding on April 6, 2009 following the closing of the transactions described in Item 6 below.

(a)-(b)  Upon consummation of the transactions contemplated by the Purchase Agreement described in Item 6, WGI became the record holder of (i) 202,462,155 shares of Common Stock, and (ii) the Anti-Dilution Warrant.  The Anti-Dilution Warrant is designed to allow WGI to maintain 63% of the issued and outstanding shares of the Company’s capital stock in the event that any of the Company’s capital stock is issued upon the exercise or conversion of certain warrants, options and other purchase rights.  The Anti-Dilution Warrant is exercisable with respect to 1.7027027 shares of Common Stock for each share of Common Stock issued by the Company upon the conversion, exercise or deemed exercise of (i) any of the Company’s warrants, options and other purchase rights that are outstanding as of April 6, 2009, (ii) up to 19.7 million shares underlying future options, warrants or other purchase rights issued by the Company after April 6, 2009, or (iii) a warrant held by ACN to purchase up to 38.2 million shares of Common Stock (collectively referred to as “Contingent Equity”).  To the knowledge of the Reporting Persons, no shares of Common Stock have been issued by the Company upon the exercise of Contingent Equity, and therefore the Anti-Dilution Warrant is not currently exercisable as of the date of this Report.  As a result, the shares of Common Stock underlying the Anti-Dilution Warrant have not been included in Rows (7) through (13) of the cover pages of this Statement on Schedule 13D.  Upon the expiration of any Contingent Equity, the number of shares subject to the Anti-Dilution Warrant will be reduced by the product of 1.7027027 times the number of shares of such expired Contingent Equity.

Manna Holdings is the holder of a substantial majority of the membership interests of WGI and may be deemed to have shared power to direct the voting and disposition of the Securities (including the Common Stock underlying the Anti-Dilution Warrant in the event it becomes exercisable) held by WGI.  Praescient is the manager of WGI and is the managing member of Manna Holdings and may be deemed to have shared power to direct the voting and disposition of the Securities (including the Common Stock underlying the Anti-Dilution Warrant in the event it becomes exercisable) held by WGI.  Mr. Stevanovksi is the manager of Praescient and may be deemed to have shared power to direct the voting and disposition of the Securities (including the Common Stock underlying the Anti-Dilution Warrant in the event it becomes exercisable) held by WGI.  Each of Manna Holdings, Praescient and Mr. Stevanovski disclaims beneficial ownership of the Securities (including the Common Stock underlying the Anti-Dilution Warrant in the event it becomes exercisable) except to the extent of their respective pecuniary interest therein.

(c)  The information set forth in Item 6 below is incorporated herein by reference. Other than the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of the Common Stock within the past 60 days.

(d)  The right to receive dividends on, and proceeds from the sale of the shares of the Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to the members in accordance with their respective membership interests.

(e)  Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 12, 2008, the Company entered into the Purchase Agreement with WGI, pursuant to which the Company agreed to issue to WGI an aggregate of 202,462,155 shares of Common Stock of the Company, representing 63% of the total number of issued and outstanding shares of Common Stock and the Anti-Dilution Warrant in exchange for (i) cash consideration of $1.45 million, (ii) the cancellation of debentures issued by the Company and held by WGI under which approximately $5.1 million in principal and accrued interest was outstanding as of December 31, 2008, and (iii) the cancellation of certain outstanding warrants issued by the Company and held by WGI.  The Anti-Dilution Warrant is designed to allow WGI to maintain 63% of the issued and outstanding shares of the Company’s capital stock in the event that any of the Company’s capital stock is issued upon the conversion, exercise or deemed exercise of any Contingent Equity.  The terms of the Anti-Dilution Warrant are described in Item 5 above.  The transaction closed on April 6, 2009.

In connection with the closing of the transaction and pursuant to the terms of the Purchase Agreement, all of the existing members of the Company’s board of directors (other than Harold M. Krisbergh) resigned, and the Company’s board of directors appointed Robert Stevanovski, Anthony Cassara, David Stevanovski and Gregory Provenzano to serve on the board of directors.  In addition, Mr. Krisbergh resigned as Chairman of the Board, and Robert Stevanovski was appointed to serve as Chairman of the Board.  Under the terms of the Purchase Agreement, WGI has appointed a majority of the members of the Company’s board of directors.  Under the Rights Agreement, WGI has the right to nominate a total of four of the seven members of the Company’s board of directors.  This nomination right will be reduced by one director for each reduction in its beneficial ownership of Common Stock (including any warrants or other purchase rights) below thresholds of 50%, 43%, 29% and 14% of the Company’s voting stock.  To the extent that such nomination right decreases, the corresponding number of WGI nominees will offer to tender their resignation for acceptance by the board of directors.

In addition, under the terms of the Rights Agreement, the Company has agreed to file a registration statement on Form S-3 covering the resale of any shares held by WGI and to maintain its effectiveness for a minimum period of time.  In addition, WGI has the right to require the Company to file additional registration statements covering the resale of such securities to the extent they are not covered by an effective registration statement and will be entitled to “piggy-back” registration rights on all future registrations by the Company (with certain limitations) and on any demand registrations of any other investors, subject to customary underwriters’ cutbacks to reduce the number of shares to be registered in view of market conditions.  Pursuant to the terms of the Rights Agreement, the Company also granted WGI preemptive rights to purchase a pro rata portion of any Common Stock or other securities convertible into Common Stock issued by the Company, except for shares issued under board-approved employee benefit plans or conversions of other Contingent Equity.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated April 16, 2009, among the Reporting Persons

Exhibit 99.2	Power of Attorney dated February 13, 2009 by Robert Stevanovski

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2009

WGI INVESTOR LLC

		By:	PRAESCIENT, LLC, its manager

			By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

MANNA HOLDINGS, LLC

		By:	PRAESCIENT, LLC, its managing member

			By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

PRAESCIENT, LLC

			By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

/s/ Robert Stevanovski*
Robert Stevanovski, individually

* By:	/s/ Colleen R. Jones
Colleen R. Jones, attorney-in-fact

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated April 16, 2009, among the Reporting Persons

Exhibit 99.2	Power of Attorney dated February 13, 2009 by Robert Stevanovski

Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees to file jointly the Statement on Schedule 13D to which this Agreement is attached, and any amendments to the Statement on Schedule 13D (the “Schedule 13D”) with respect to the Common Stock of WorldGate Communications, Inc. which may be deemed necessary, pursuant to Regulation 13D under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Statement on the Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.

Date: April 16, 2009

WGI INVESTOR LLC

		By:	PRAESCIENT, LLC, its manager

			By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

MANNA HOLDINGS, LLC

		By:	PRAESCIENT, LLC, its managing member

			By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

PRAESCIENT, LLC

			By:	/s/ Colleen Jones
Name: Colleen Jones
Title: Authorized Signatory

/s/ Robert Stevanovski*
Robert Stevanovski, individually

* By:	/s/ Colleen R. Jones
Colleen R. Jones, attorney-in-fact

Exhibit 99.2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Colleen R. Jones as the undersigned’s true and lawful attorney-in-fact, with full power of substitution, for and in the name, place and stead of the undersigned, in any and all capacities, to:

1)  prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

2)  prepare and execute for and on behalf of the undersigned Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, including any joint filing agreement thereunder, and do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or complete and execute any amendment or amendments thereto;

3)  prepare and execute for and on behalf of the undersigned reports of ownership on Schedule 13D or 13G under the Securities Exchange Act of 1934 and the rules thereunder, including any joint filing agreement thereunder, and do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such reports or schedules, and complete and execute any amendment or amendments thereto; and

4)  timely file such forms with the SEC and any stock exchange or similar authority, and to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of February, 2009.

Signature: /s/ Robert Stevanovski
Print Name: Robert Stevanovski